SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 23, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated February 23, 2018, the Company reported that on May 22, 2018, its Board of Directors has resolved to increase the amount of the program currently in force for the acquisition of the common shares issued by the Company and to modify some of its terms and conditions under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores.

The Board of Directors has highlighted  the conditions that support the extension of the program approved on February 22, 2018, are maintained, which is the existence of a notable difference between the fair value of the assets of the Company, determined by independent appraisers, and the market price of the shares, which does not reflect the value or the economic reality that they have today, resulting in detriment of the interests of the shareholders of the Company.

         Consequently, the Board of Directors, with the absence of objections from the Audit Committee and the favorable opinion of the Supervisory Committee and independent accountant, has resolved for the Company to increase the amount for the acquisition of its own shares under the terms of the terms of Article 64 of the Law Nº 26,831 and the CNV Regulations, in order to contribute to the reduction of the existing gap between the implicit value of the Company, based on the value of the assets, and the value the Company, based on the market price of its shares, with a view to contribute to its strengthening in the market. In line with this, the Board of Directors has established the following terms and conditions for the acquisition of own shares issued by the Company:

(i)	Maximum amount of the investment: up to ARS 400 million that are added to the amount that was approved by the Board of Directors on February 22, 2018, totaling up to ARS 900 million.

(ii)
Maximum number of shares to be acquired:  treasury shares may not exceed, as a whole, the limit of 10% of Company's capital stock in accordance with the applicable regulations. Currently, the Company has treasury shares of 2.271% of its capital stock.

(iii)
Daily limitation on market transactions: in accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

(iv)	Payable Price: up to ARS 62.5 per Share and up to USD 25 per ADS. The maximum price could be modified by the Board of Directors, after proper communication to the CNV and the market.

(v)
Period in which the acquisitions will take place:  up to 90 days after the effective approval of the extension and modification of the repurchase, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange ("BCBA" ), by account and order of Bolsas y Mercados Argentinos SA ("BYMA") in accordance with the delegation of powers established in Resolution No. 18,629 of the CNV, subject to any renewal or extension of the term, which will be reported to the investing public.

(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company. The Company has the liquidity and is solvent enough to make the aquisitions without affecting the solvency of the Company as follows from the quarterly financial statements of the Company as of March 31, 2018.

(vii)	Outstanding Shares: 501,642,804 common shares as of March 31,2018. nominal value ARS 1 with right of 1 vote per share.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 23, 2018